FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934
For the month of January 2007
Commission File Number 1-31318
Gold Fields Limited
(Translation of registrant's name into English)
24 St. Andrews Rd.
Parktown, 2193
South Africa
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F..x... Form 40-F.....
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ________
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ________
Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to
Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ..... No ..x...
If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Directors: A J Wright (Chairman), I D Cockerill
†
(Chief Executive Officer),K Ansah
#
, A Grigorian°, N J Holland
†
(Chief Financial Officer), J M McMahon
†
,
J G Hopwood, D M J Ncube, R L Pennant-Rea
†
, P J Ryan, T M G Sexwale, C I von Christierson
†
British,
#
Ghanaian, °Russian
Corporate Secretary: C Farrel
Gold Fields Limited
Reg. 1968/004880/06
24 St Andrews Road
Parktown, 2193
Postnet Suite 252
Private Bag X30500
Houghton, 2041
South Africa
Tel +27 11 644-2400
Fa +27 11 484-0639
www.goldfields.co.za
Enquires
South Africa
Willie Jacobsz
Tel +27 11 644-2460
Fax +27 11 484-0639
williej@goldfields.co.za
Nerina Bodasing
Tel +27 11 644-2630
Fax +27 11 484-0639
Nerina.bodasing@goldfields.co.z
M E D I A   R E L E A S E
NOT TO BE RELEASED OR DISTRIBUTED IN, INTO OR FROM
AUSTRALIA, CANADA OR JAPAN.
GOLD FIELDS SUCCESSFULLY COMPLETES
CAPITAL RAISING
Johannesburg, 31 January 2007. Gold Fields Limited (“Gold Fields”)
(NYSE, JSE, DIFX: GFI) is pleased to announce today the successful completion of the capital raising announced on 25 January 2007 (the
“Capital Raising”).
In the Capital Raising, 79 million new shares in Gold Fields have been placed with institutional investors by way of a private placement at an offer price of ZAR113.50 (the “Offer Price”) per new ordinary share.
The Capital Raising was oversubscribed and the Offer Price of
ZAR113.50 represents a discount of 2.9% to the closing price of Gold
Fields shares on the JSE Limited on 30 January 2007.
Based on the Offer Price, the gross proceeds to be received by Gold
Fields is approximately ZAR8.9 billion (raising approximately US$1.2 billion at a ZAR/US$ exchange rate of approximately 7.30). The new shares represent approximately 14 per cent of Gold Fields’ issued ordinary share capital prior to the Capital Raising.
The proceeds of approximately US$1.2 billion will be used to repay debt incurred for purposes of Gold Fields’ acquisition of Barrick Gold
Corporation’s 50 per cent interest in the South Deep asset and its rights under the joint venture agreement with Western Areas Limited.
As is customary in both local and international primary capital raisings, an over-allotment option ("the Over-allotment Option") has been granted by Gold Fields pursuant to which it may issue an additional
11.85 million new ordinary shares ("the Over-allotment Shares") at the
Offer Price, in order to inter alia cover over-allotments.
The New Shares will, when issued, be credited as fully paid and will rank pari passu in all respects with the existing issued ordinary shares of Gold Fields, including the right to receive future dividends and other distributions declared, made or paid after the date of their issue, including the right to participate in the dividend of 90 SA cents per Gold
Fields share announced on 25 January 2007. Application will be made for the New Shares to be admitted to trading on the JSE Limited
(“Admission”). Admission, settlement and commencement of dealings are expected to take place on or around 7 February 2007.
ends

For further information, please contact:
Contacts:
Gold Fields Limited
South Africa
Willie Jacobsz
Nerina Bodasing
Phone: 27 11 644 2400
Fax: 27 11 484 0639
williej@goldfields.co.za
Nerina.Bodasing@goldfields.co.za
This announcement may not be distributed, directly or indirectly, in or into Canada, Australia or Japan. This announcement does not constitute or form part of an offer to sell or issue, or any solicitation of an offer to buy or subscribe for, any securities referred to herein. The Capital Raising and the distribution of this announcement and other information in connection with the Capital Raising in certain jurisdictions may be restricted by law and persons into whose possession any document or other information referred to herein comes should inform themselves about and observe any such restriction. Any failure to comply with these restrictions may constitute a violation of the securities laws of any such jurisdiction.
The securities mentioned herein have not been, and will not be, registered under the U.S. Securities Act of
1933 (the “Securities Act”), and may not be offered or sold in the United States (as such term is defined in
Regulation S under the Securities Act) unless they are registered under the Securities Act or pursuant to an exemption from registration. No public offer of the New Shares is being made in the United States.
Certain statements in this announcement constitute “forward looking statements” within the meaning of Section
27A of the Securities Act and Section 21E of the US Securities Exchange Act of 1934. Such forward looking statements involve known and unknown risks, uncertainties and other important factors that could cause the actual results, performance or achievements of Gold Fields to be materially different from the future results, performance or achievements expressed or implied by such forward looking statements. These factors include those discussed in our reports filed with the SEC. We undertake no obligation to update publicly or release any revisions to these forward looking statements to reflect events or circumstances after the date of this announcement or to reflect the occurrence of unanticipated events.
This communication is only being distributed to and is only directed at (i) persons who are outside the United
Kingdom or (ii) investment professionals falling within Article 19(5) of the Financial Services and Markets Act
2000 (Financial Promotion) Order 2005 (“Order”) or (iii) high net worth companies, and other persons to whom it may lawfully be communicated, falling within Article 49(2)(a) to (d) of the Order (all such persons together being referred to as “relevant persons”). The New Shares are only available to, and any invitation, offer or agreement to subscribe, purchase or otherwise acquire such New Shares will be engaged in only with, relevant persons. Any person who is not a relevant person should not act or rely on this document or any of its contents.
Stabilisation/FSA

Signatures
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: 31 January 2007
GOLD FIELDS LIMITED
By:
Name: Mr W J Jacobsz
Title:    Senior Vice President: Investor
Relations and Corporate Affairs